Exhibit 99.1
Attunity Acquires Appfluent, a Leading Provider of Strategic
Solutions that Optimize the Economics and Performance of Big Data
 Analytics and Hadoop

Appfluent’s software provides unprecedented visibility of data usage, enabling customers to maximize efficiencies by intelligently moving data and processing workloads across business intelligence, data warehouses and Hadoop

Company increases Non-GAAP revenue guidance for FY2015 to $51 - $54 million, and increase its Non GAAP operating margin to range between 11% and 15%

Shareholder conference call scheduled for 10 a.m. ET today

Burlington, MA– March 5, 2015 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, announced today that it has signed a definitive agreement to acquire Appfluent Technology, Inc., a U.S.-based leading provider of data usage analytics for Big Data environments, including data warehousing and Hadoop, for a total consideration of approximately $18.0 million, payable in cash and stock, with additional earn-out consideration based on performance milestones.

Through this acquisition, Attunity will be able to offer the industry’s first product suite that analyzes Big Data usage patterns, and then moves large data volumes and processing workloads to Hadoop. Recent Industry analysts report that Hadoop can save 70% or more of data storage and processing costs compared to traditional data warehouses. Appfluent’s solutions enable the efficient utilization of Hadoop, delivering a significant ROI to enterprises using Big Data. These savings can be in the order of millions of dollars annually for large enterprises.

Appfluent solutions have been selected by key partners and are positioned as part of their data warehouse optimization solution packages. These partners include the leading Hadoop vendors, Cloudera, Hortonworks and MapR, as well as Big Data solution providers such as Cisco and CapGemini. Combined with Attunity’s data integration software, Attunity will be able to provide more strategic solutions and expand its value to these Big Data partners as well as to others.

"This acquisition aligns with our strategy to capitalize on the changing dynamics in the market due to the Big Data revolution, expanding our position as a leading provider of highly valuable and uniquely differentiated Big Data solutions," said Shimon Alon, Attunity’s Chairman and CEO. "We also expect the acquisition of Appfluent to contribute directly to our revenue growth in 2015 as well as drive cross selling and bundling opportunities with customers and business partners across the entire Attunity product line. With data volumes growing so rapidly, it is critical for enterprises to accurately understand how Big Data is being used, and Appfluent provides a leading solution in the market to address this growing demand."

Mr. Alon added: "With the unique technology and market leading capabilities of Appfluent, we believe this acquisition will strengthen the demand for Attunity Big Data solutions and the awareness of the Attunity brand. Furthermore, we expect that it will enable us to expand opportunities with both existing and new partners. The respective products, partners and go-to-market strategies of the two companies are very complementary and well aligned, which will enable us to quickly turn this opportunity into a growth engine that enhances shareholder value. As we expand our platform and offerings, enterprises continue to rely on us as their trusted provider of solutions that facilitate and optimize their Big Data initiatives.”

Frank Gelbart, founder and CEO of Appfluent, said: “We see tremendous synergy and are excited to join forces with the Attunity team. Put together, our solutions provide an answer to one of the most common needs that enterprises are trying to address with the modern Big Data technologies – when and how to leverage Hadoop. Our customers see significant advantages from having deep insight into their data usage patterns so they can strategically and intelligently decide where to store and process their data, including a significant reduction in their Big Data costs. Now, they will be able to see additional value by facilitating the process of moving data across platforms and offloading it from expensive ones with the Attunity suite of solutions. Leveraging our complementary solutions and our mutual success building partnerships, we will focus on becoming the strategic partner of choice to the leading vendors in the Big Data space.”

The transaction, which is subject to customary closing conditions, is expected to close in the next couple of weeks.

Additional details regarding the proposed transaction are included in the Report on Form 6-K that the Company will furnish to the Securities and Exchange Commission (SEC) in the next few days.

Updated Revenue and Operating Margin Outlook

Appfluent is projected to generate approximately $7.0 million to $8.0 million over the 12 months following closing. This reflects strong growth attributable to increasing momentum in the business as well as access to Attunity’s sales and marketing teams.

The Company has updated its outlook for 2015 to reflect the acquisition of Appfluent.  The Company now expects total revenue to be between approximately $51 million and $54 million for 2015.  Additionally, the Company now expects non-GAAP operating margin to range between 11% and 15%.

Financial Reconciliation to NON-GAAP figures for Updated 2014 Outlook:

	From	To
GAAP Operating Profit Margin	(1%)	4%
Equity base compensation	5%	4%
Amortization and other adjustments – related acquisitions (*)	7%	7%
Non-GAAP Operating Profit margin (**)	11%	15%

(*) Includes estimated amortization and other adjustments related to the proposed acquisition of Appfluent.

(**)Non GAAP Operating Profit Margin is calculated by dividing the Non GAAP Operating Profit by the total revenues for the period.

The Company does not expect to provide or update guidance more often than on an annual basis.

Conference Call

The Company will host a conference call with the investment community on Thursday, March 5th at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-438-5474 (U.S. Toll Free), 180-924-5905 (Israel Toll Free), or +1-719-325-2410 (International). All dial-in participants must use the following code to access the call: 8939892.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through March 17, 2015 at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 8939892. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), data warehouse automation, and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

About Appfluent

Appfluent, a leading provider of data usage analytic software, provides IT organizations with unprecedented visibility into their Big Data systems to reduce costs, optimize performance and ensure trusted usage of data. Appfluent helps companies put the right workload on the right system, across data warehouses, business intelligence, and Hadoop. By seeing every analytic query and Extract, Transform and Load (ETL) against Big Data, Appfluent can identify areas where expensive storage and compute is wasted. With Appfluent, enterprises can address exploding data growth with confidence, proactively manage performance of BI, data warehouse and Hadoop systems, and realize the tremendous economies of Hadoop. For more information please visit: www.appfluent.com

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally-accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of revenue, net income, operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected closing of the proposed acquisition, future growth of revenues, other expected benefits of the proposed acquisition or our updated look for 2015, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to acquisitions, including the proposed acquisition of Appfluent, and costs and difficulties related to integration of acquired businesses; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© Attunity 2015. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Garth Russell / Chris Harrison
KCSA Strategic Communications
P: +1-212-682-6300
grussell@kcsa.com / charrison@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com